January 31, 2011

Tom Jones

Division of Corporation Finance

Telephone Number: (202) 551-3602

Re:

Green & Quality Home Life

Registration Statement on form S-1 amended December 15, 2010

File No. 333-168521

Dear Mr. Jones:

Thank you for your letter dated January 7, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Amendment No.3 to Form S-1 filed December 15, 2010

Prospectus Cover Page

1.

We have revised the cover page and our Form S-1 accordingly, disclosing the expected closing date, not merely a time period from which the investors must calculate the date.

Summary Information about Green & Quality Home Life, Inc .. page 7

2.

 We have clarified our disclosure revised in response to prior comment 2 indicating that we intend to develop software to integrate third-party products "once we are not currently planning to develop hardware-based products." Note, please refer to the sections ‘Description of Business’ on page 25 and ‘Plan of Operation’ on page 51.

3.     We have reconciled the disclosure in the third paragraph of the prospectus summary that September 30, 2010 is the end of our fiscal quarter.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

Once our Auditors have issued a Going Concern Opinion, page 9

4.

Regarding your comment, we have stated that we have no preliminary plans or agreements to merge with an operating company; we have revised the disclosure that our officers and directors are "committed to advancing certain costs" to clarify that there is no written agreements and we have expanded the disclosure about the advance to quantify the amount that our officer and director is committed to advance and briefly described the "certain" costs. We have also clarified the reference in the second paragraph to "Founder's shares."

5.

We have reconciled the disclosure about commitments of officers and directors to advance costs with our disclosure. We have revised the last paragraph of this risk factor, and the risk factor captioned "If we do not obtain adequate financing" that you currently" do not have any arrangements for financing,"

We have also rephrased the first paragraph on page 55 in order to clarify that the only source of cash to implement our business plan is the investments by others in this offering. Accordingly, on the penultimate paragraph, where our sole officer and director "indicated that he may be willing to provide funds required to maintain the reporting status." , we haven’t change it as it clearly states that the funds provided shall be to maintain the reporting status.

6.

Regarding our response to prior comment 8, we have already disclosed that our president has indicated that he will lend us the funds to maintain the reporting status, in response to the comment 5 above.

We have revised our statement to reflect that the estimated legal and accounting expenses of $5,500 over the next eighteen months include our estimated expenses to comply with our obligations under the federal securities laws. If the real costs are higher than the expected, our president has indicated that he is willing to advance funds required to maintain the reporting status in the form of a non-secured loan for the next eighteen months (up to $10,000). We have revised the Risk Factor ‘If we do not obtain adequate financing...’; ‘Use of Proceeds’ and ‘Capital Resources and Liquidity’ sections.

As the Company's Sole Officer and Director is currently a non-resident. page 15

7.

Regarding our response to the third bullet point of prior comment 7,  we have expanded the second paragraph of this risk factor to clarify what we mean by our statement that it "may be difficult to get [Mr. Narita] at the needed time" and we acknowledged that investors may have difficulty in enforcing their legal rights, effecting service of process or to enforcing judgments of United States courts.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

The reasons for the uncertainty represented by the word "may" are because our president is a Brazilian citizen and in order to enter in the USA, Brazilian citizens require a visa, besides time and resources to travel. We have stated this in the second paragraph.

We have deleted the phrase "uncomfortable situations".

The company may be unable to make necessary arrangements at acceptable cost, page 19

8.

We have added the word ‘future’, in order to indicate that the suppliers we are referring to are the ones we are going to search after we start implementing our business plan.

Use of Proceeds, page 20

9.

We have revised our statement to clearly show that Mr. Narita will not receive any salary or other payments from the offering proceeds, in order to comply with rule 3a4-1 (a)(2).

Plan of Distribution, page 22

10.

Regarding our response to the last two bullet points of prior comment 16 we have disclosed that the offering could be extended up to an additional 90 days if we are unable to sell 25% of the shares on the forth paragraph. We have revised the disclosure to describe the material terms of our subscription agreement on the second last paragraph.

11.

We have revised the disclosure in this section about the securities to be offered in certain states.

Description of Business, page 25

12.

We have decided to take another approach regards the Initial Market Opportunity Analysis, after evaluating the section II.A.4 of SEC Release 33-7856 (April 28,2000), that guides the use of electronic media, including web site content and references to it. In addition, while the Commissions guidance focuses on the responsibilities of issuers, the Commission encourages broker-dealers and investment advisers to consider carefully their responsibilities in this area. Because of that, we are not including extracts from websites, but stating the Company’s opinion after researching the data already used in our prior S-1 besides some new data. We provided the web addresses to theresearched material not in a hyperlink form, stating that the ‘URL is an inactive textual reference’.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

13.

With respect to your response to prior comment 21; we have researched some new statistics related to green technologies, but we have still used part of the findings from the original research in our statements. We have amended this section in order to address the first and last bullet points of your comment. We have not used the portion of the Electronic.ca report cited in our filing as it does not provide sufficient basis for our disclosure as we can not ensure that the full report contains any information that must be disclosed pursuant to your obligations under the Securities Act.

Reports to security holders. page 34

14.

We have expressed when we intend to file a registration statement on Form 8-A and we have also revised to clarify our reference to the Securities Act in the third sentence of this paragraph.

Capital Resources and Liquidity, page 54

15.

We have reconciled the disclosure in the second paragraph of this section that the "amount of the offering will likely allow us to operate for at least one year" with the disclosure in the second risk factor on page 10 that the amount of this offering "will likely allow us to operate for at least 18 months", stating that the amount of the offering will likely allow us to operate for at least 18 months.

Recent Sales of Unregistered Securities. page 61

16.

We have amended this section to clarify what securities we are referring to in the third paragraph on page 62.

Sincerely yours,

Fabio Alexandre Narita

President

Green & Quality Home Life, Inc.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com